Mail Stop 4561

January 4, 2007

Mr. James L. DiStefano
Chief Financial Officer
Healthcare Services Group, Inc.
3220 Tillman Drive
Suite 300
Bensalem, PA 19020

      Re: **Healthcare Services Group, Inc.**
           Form 10-K for the year ended December 31, 2005
           Filed February 22, 2006
           File No. 000-12015

Dear Mr. DiStefano:

      We have completed our review of the forms listed above and related filings and have no further comments at this time.

      Sincerely,

      Steven Jacobs
      Accounting Branch Chief